# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: UCLOUDLINK GROUP INC., CIK 0001775898
CUSIP: 90354D104
Title of class of securities: Ordinary Shares, par value $0.00005 per share (CUSIP below applies to the ADSs of the Issuer)
Address of issuer's principal executive offices: Unit 2214-Rm1, 22/F,, Mira Place Tower A, 132 Nathan Road,, Tsim Sha Tsui, Hong Kong (K3), 000000
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002107539

## Reporting persons
- MediaPlay Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 61,346,560; shared voting power 0; sole dispositive power 61,346,560; shared dispositive power 0; aggregate amount beneficially owned 61,346,560 (16.1% of the class)
  Comment: Note to Rows 5 to 9: Includes 61,346,560 Class B ordinary shares of the Issuer held by MediaPlay Limited, a British Virgin Islands company. MediaPlay Limited is wholly owned by Brilliant Topaz Holding Limited, a British Virgin Islands company. Brilliant Topaz Holding Limited is wholly owned by Chen Family Evergreen Trust, a trust established for the benefit of Mr. Chaohui Chen and his family. Mr. Chaohui Chen is the settlor and investment advisor of Chen Family Evergreen Trust, and has the power to direct the disposition and voting of the shares of the Issuer held by Chen Family Evergreen Trust.
  
  Note to Row 11: The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 380,572,660 outstanding ordinary shares (being the sum of 258,499,680 Class A ordinary shares and 122,072,980 Class B ordinary shares) of the Issuer outstanding as a single class as of December 31, 2025, assuming conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the shares beneficially owned represent 44.0% of the total outstanding voting power. The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer's outstanding Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2025. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to 15 votes per share on all matters submitted to them for a vote
- Brilliant Topaz Holding Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 61,346,560; shared voting power 0; sole dispositive power 61,346,560; shared dispositive power 0; aggregate amount beneficially owned 61,346,560 (16.1% of the class)
  Comment: Note to Rows 5 to 9: Includes 61,346,560 Class B ordinary shares of the Issuer held by MediaPlay Limited, a British Virgin Islands company. MediaPlay Limited is wholly owned by Brilliant Topaz Holding Limited, a British Virgin Islands company. Brilliant Topaz Holding Limited is wholly owned by Chen Family Evergreen Trust, a trust established for the benefit of Mr. Chaohui Chen and his family. Mr. Chaohui Chen is the settlor and investment advisor of Chen Family Evergreen Trust, and has the power to direct the disposition and voting of the shares of the Issuer held by Chen Family Evergreen Trust.
  
  Note to Row 11: The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 380,572,660 outstanding ordinary shares (being the sum of 258,499,680 Class A ordinary shares and 122,072,980 Class B ordinary shares) of the Issuer outstanding as a single class as of December 31, 2025, assuming conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the shares beneficially owned represent 44.0% of the total outstanding voting power. The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer's outstanding Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2025. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to 15 votes per share on all matters submitted to them for a vote.
- Chen Family Evergreen Trust: type of reporting person: other (OO); citizenship or place of organization: Guernsey (Y7); sole voting power 61,346,560; shared voting power 0; sole dispositive power 61,346,560; shared dispositive power 0; aggregate amount beneficially owned 61,346,560 (16.1% of the class)
  Comment: Note to Rows 5 to 9: Includes 61,346,560 Class B ordinary shares of the Issuer held by MediaPlay Limited, a British Virgin Islands company. MediaPlay Limited is wholly owned by Brilliant Topaz Holding Limited, a British Virgin Islands company. Brilliant Topaz Holding Limited is wholly owned by Chen Family Evergreen Trust, a trust established for the benefit of Mr. Chaohui Chen and his family. Mr. Chaohui Chen is the settlor and investment advisor of Chen Family Evergreen Trust, and has the power to direct the disposition and voting of the shares of the Issuer held by Chen Family Evergreen Trust.
  
  Note to Row 11: The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 380,572,660 outstanding ordinary shares (being the sum of 258,499,680 Class A ordinary shares and 122,072,980 Class B ordinary shares) of the Issuer outstanding as a single class as of December 31, 2025, assuming conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the shares beneficially owned represent 44.0% of the total outstanding voting power. The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer's outstanding Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2025. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to 15 votes per share on all matters submitted to them for a vote.
- Chaohui Chen: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 76,912,480; shared voting power 0; sole dispositive power 69,001,320; shared dispositive power 0; aggregate amount beneficially owned 76,912,480 (20.2% of the class)
  Comment: Note to Rows 5 to 9: Includes (i) 61,346,560 Class B ordinary shares of the Issuer held by MediaPlay Limited, (ii) 2,923,150 Class A ordinary shares of the Issuer held by Mr. Chaohui Chen, (iii) 950,000 Class A ordinary shares issuable to Mr. Chaohui Chen upon exercise of options within 60 days after December 31, 2025, (iv) 71,560 Class A ordinary shares issuable to Mr. Chaohui Chen upon vesting of restricted share units within 60 days after December 31, 2025, (v) 371,005 ADSs, representing 3,710,050 Class A ordinary shares directly held by Mr. Chaohui Chen, and (vi) 7,911,160 Class A ordinary shares (including those in the form of ADS) beneficially owned by certain of our current and former employees who have granted an irrevocable voting proxy for all shares beneficially owned by them to Mr. Chaohui Chen. Our employees who hold share incentive awards under our share incentive plans have granted an irrevocable voting proxy for the shares issuable to them pursuant to the awards to Mr. Chaohui Chen, except those mentioned in item (vi) of this paragraph.
  
  Note to Row 11: The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 380,572,660 outstanding ordinary shares (being the sum of 258,499,680 Class A ordinary shares and 122,072,980 Class B ordinary shares) of the Issuer outstanding as a single class as of December 31, 2025, assuming conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the shares beneficially owned represents 44.8% of the total outstanding voting power. The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer's outstanding Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2025. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to 15 votes per share on all matters submitted to them for a vote.
- AlphaGo Robot Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 60,726,420; shared voting power 0; sole dispositive power 60,726,420; shared dispositive power 0; aggregate amount beneficially owned 60,726,420 (16% of the class)
  Comment: Note to Rows 5 to 9: Includes 60,726,420 Class B ordinary shares of the Issuer held by AlphaGo Robot Limited, a British Virgin Islands company. AlphaGo Robot Limited is wholly owned by Bright Topaz Holding Limited, a British Virgin Islands company. Bright Topaz Holding Limited is wholly owned by Harmony Peng Trust, a trust established for the benefit of Mr. Zhiping Peng and his family. Mr. Zhiping Peng is the settlor and investment advisor of Harmony Peng Trust, and has the power to direct the disposition and voting of the shares of the Issuer held by Harmony Peng Trust.
  
  Note to Row 11: The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 380,572,660 outstanding ordinary shares (being the sum of 258,499,680 Class A ordinary shares and 122,072,980 Class B ordinary shares) of the Issuer outstanding as a single class as of December 31, 2025, assuming conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the shares beneficially owned represents 43.6% of the total outstanding voting power. The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer's outstanding Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2025. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to 15 votes per share on all matters submitted to them for a vote.
- Bright Topaz Holding Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 60,726,420; shared voting power 0; sole dispositive power 60,726,420; shared dispositive power 0; aggregate amount beneficially owned 60,726,420 (16% of the class)
  Comment: Note to Rows 5 to 9: Includes 60,726,420 Class B ordinary shares of the Issuer held by AlphaGo Robot Limited, a British Virgin Islands company. AlphaGo Robot Limited is wholly owned by Bright Topaz Holding Limited, a British Virgin Islands company. Bright Topaz Holding Limited is wholly owned by Harmony Peng Trust, a trust established for the benefit of Mr. Zhiping Peng and his family. Mr. Zhiping Peng is the settlor and investment advisor of Harmony Peng Trust, and has the power to direct the disposition and voting of the shares of the Issuer held by Harmony Peng Trust.
  
  Note to Row 11: The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 380,572,660 outstanding ordinary shares (being the sum of 258,499,680 Class A ordinary shares and 122,072,980 Class B ordinary shares) of the Issuer outstanding as a single class as of December 31, 2025, assuming conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the shares beneficially owned represents 43.6% of the total outstanding voting power. The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer's outstanding Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2025. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to 15 votes per share on all matters submitted to them for a vote.
- Harmony Peng Trust: type of reporting person: other (OO); citizenship or place of organization: Guernsey (Y7); sole voting power 60,726,420; shared voting power 0; sole dispositive power 60,726,420; shared dispositive power 0; aggregate amount beneficially owned 60,726,420 (16% of the class)
  Comment: Note to Rows 5 to 9: Includes 60,726,420 Class B ordinary shares of the Issuer held by AlphaGo Robot Limited, a British Virgin Islands company. AlphaGo Robot Limited is wholly owned by Bright Topaz Holding Limited, a British Virgin Islands company. Bright Topaz Holding Limited is wholly owned by Harmony Peng Trust, a trust established for the benefit of Mr. Zhiping Peng and his family. Mr. Zhiping Peng is the settlor and investment advisor of Harmony Peng Trust, and has the power to direct the disposition and voting of the shares of the Issuer held by Harmony Peng Trust.
  
  Note to Row 11: The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 380,572,660 outstanding ordinary shares (being the sum of 258,499,680 Class A ordinary shares and 122,072,980 Class B ordinary shares) of the Issuer outstanding as a single class as of December 31, 2025, assuming conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the shares beneficially owned represents 43.6% of the total outstanding voting power. The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer's outstanding Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2025. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to 15 votes per share on all matters submitted to them for a vote.
- Zhiping Peng: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 74,251,910; shared voting power 0; sole dispositive power 69,320,410; shared dispositive power 0; aggregate amount beneficially owned 74,251,910 (19.5% of the class)
  Comment: Note to Rows 5 to 9: Includes (i) 60,726,420 Class B ordinary shares of the Issuer held by AlphaGo Robot Limited, (ii) 2,620,570 Class A ordinary shares of the Issuer held by Mr. Zhiping Peng, (iii) 950,000 Class A ordinary shares issuable to Mr. Zhiping Peng upon exercise of options within 60 days after December 31, 2025, (iv) 66,060 Class A ordinary shares issuable to Mr. Zhiping Peng upon vesting of restricted share units within 60 days after December 31, 2025, (v) 495,736 ADSs, representing 4,957,360 Class A ordinary shares directly held by Mr. Zhiping Peng, and (vi) 4,931,500 Class A ordinary shares of the Issuer held by one of our beneficial owners, who have granted an irrevocable voting proxy for 4,931,500 Class A ordinary shares beneficially owned by such it to Mr. Zhiping Peng, and appointed Mr. Zhiping Peng as lawful attorney-in-fact.
  
  Note to Row 11: The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 380,572,660 outstanding ordinary shares (being the sum of 258,499,680 Class A ordinary shares and 122,072,980 Class B ordinary shares) of the Issuer outstanding as a single class as of December 31, 2025, assuming conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the shares beneficially owned represent 44.2% of the total outstanding voting power. The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer's outstanding Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2025. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to 15 votes per share on all matters submitted to them for a vote.
- Wen Gao: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 13,032,420; shared voting power 0; sole dispositive power 13,032,420; shared dispositive power 0; aggregate amount beneficially owned 13,032,420 (3.4% of the class)
  Comment: Note to Rows 5 to 9: Includes (i) 11,889,820 Class A ordinary shares held by Talent Wits Limited, a British Virgin Islands company, (ii) 1,120,600 Class A ordinary shares held by Mr. Wen Gao, and (iii) 22,000 Class A ordinary shares issuable to Mr. Wen Gao upon vesting of restricted share units within 60 days after December 31, 2025. Talent Wits Limited is wholly owned by Mr. Wen Gao. The registered address of Talent Wits Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.
  
  Note to Row 11: The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 380,572,660 outstanding ordinary shares (being the sum of 258,499,680 Class A ordinary shares and 122,072,980 Class B ordinary shares) of the Issuer outstanding as a single class as of December 31, 2025, assuming conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the shares beneficially owned represents 0.6% of the total outstanding voting power. The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer's outstanding Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2025. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to 15 votes per share on all matters submitted to them for a vote.
- Zhu Tan: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 9,474,980; shared voting power 0; sole dispositive power 9,474,980; shared dispositive power 0; aggregate amount beneficially owned 9,474,980 (2.5% of the class)
  Comment: Note to Rows 5 to 9: Includes (i) 9,336,450 Class A ordinary shares held by Mr. Zhu Tan, (ii) 123,280 Class A ordinary shares issuable to Mr. Zhu Tan upon exercise of options within 60 days after December 31, 2025, and (iii) 15,250 Class A ordinary shares issuable to Mr. Zhu Tan upon vesting of restricted share units within 60 days after December 31, 2025.
  
  Note to Row 11: The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 380,572,660 outstanding ordinary shares (being the sum of 258,499,680 Class A ordinary shares and 122,072,980 Class B ordinary shares) of the Issuer outstanding as a single class as of December 31, 2025, assuming conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the shares beneficially owned represents 0.5% of the total outstanding voting power. The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer's outstanding Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2025. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to 15 votes per share on all matters submitted to them for a vote.
- Zhigang Du: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 4,806,320; shared voting power 0; sole dispositive power 4,806,320; shared dispositive power 0; aggregate amount beneficially owned 4,806,320 (1.3% of the class)
  Comment: Note to Rows 5 to 9: Includes (i) 4,034,620 Class A ordinary shares held by Mr. Zhigang Du, (ii) 739,700 Class A ordinary shares issuable to Mr. Zhigang Du upon exercise of options within 60 days after December 31, 2025, and (iii) 32,000 Class A ordinary shares issuable to Mr. Zhigang Du upon vesting of restricted share units within 60 days after December 31, 2025.
  
  Note to Row 11: The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 380,572,660 outstanding ordinary shares (being the sum of 258,499,680 Class A ordinary shares and 122,072,980 Class B ordinary shares) of the Issuer outstanding as a single class as of December 31, 2025, assuming conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the shares beneficially owned represents 0.2% of the total outstanding voting power. The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer's outstanding Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2025. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to 15 votes per share on all matters submitted to them for a vote.
- Zhongqi Kuang: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 2,120,810; shared voting power 0; sole dispositive power 2,120,810; shared dispositive power 0; aggregate amount beneficially owned 2,120,810 (0.6% of the class)
  Comment: Note to Rows 5 to 9: Includes (i) 2,105,660 Class A ordinary shares held by Mr. Zhongqi Kuang, and (ii) 15,150 Class A ordinary shares issuable to Mr. Zhongqi Kuang upon vesting of restricted share units within 60 days after December 31, 2025.
  
  Note to Row 11: The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 380,572,660 outstanding ordinary shares (being the sum of 258,499,680 Class A ordinary shares and 122,072,980 Class B ordinary shares) of the Issuer outstanding as a single class as of December 31, 2025, assuming conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the shares beneficially owned represents 0.1% of the total outstanding voting power. The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer's outstanding Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2025. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to 15 votes per share on all matters submitted to them for a vote.
- Shubao Pei: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 4,703,040; shared voting power 0; sole dispositive power 4,703,040; shared dispositive power 0; aggregate amount beneficially owned 4,703,040 (1.2% of the class)
  Comment: Note to Rows 5 to 9: Includes (i) 4,052,620 Class A ordinary shares held by Mr. Shubao Pei, (ii) 616,420 Class A ordinary shares issuable to Mr. Shubao Pei upon exercise of options within 60 days after December 31, 2025, and (iii) 34,000 Class A ordinary shares issuable to Mr. Shubao Pei upon vesting of restricted share units within 60 days after December 31, 2025.
  
  Note to Row 11: The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 380,572,660 outstanding ordinary shares (being the sum of 258,499,680 Class A ordinary shares and 122,072,980 Class B ordinary shares) of the Issuer outstanding as a single class as of December 31, 2025, assuming conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the shares beneficially owned represents 0.2% of the total outstanding voting power. The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer's outstanding Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2025. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to 15 votes per share on all matters submitted to them for a vote.
- Xuesong Ren: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 6,341,240; shared voting power 0; sole dispositive power 6,341,240; shared dispositive power 0; aggregate amount beneficially owned 6,341,240 (1.7% of the class)
  Comment: Note to Rows 5 to 9: Includes 6,341,240 Class A ordinary shares held by Fortune Technology Limited, a British Virgin Islands company. Fortune Technology Limited is wholly owned by Mr. Xuesong Ren. The registered address of Fortune Technology Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.
  
  Note to Row 11: The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 380,572,660 outstanding ordinary shares (being the sum of 258,499,680 Class A ordinary shares and 122,072,980 Class B ordinary shares) of the Issuer outstanding as a single class as of December 31, 2025, assuming conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the shares beneficially owned represents 0.3% of the total outstanding voting power. The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer's outstanding Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2025. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to 15 votes per share on all matters submitted to them for a vote.
- Yimeng Shi: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 5,118,210; shared voting power 0; sole dispositive power 5,118,210; shared dispositive power 0; aggregate amount beneficially owned 5,118,210 (1.3% of the class)
  Comment: Note to Rows 5 to 9: Includes (i) 2,364,400 Class A ordinary shares held by Mr. Yimeng Shi, (ii) 2,700,000 Class A ordinary shares issuable to Mr. Yimeng Shi upon exercise of options within 60 days after December 31, 2025, and (iii) 53,810 Class A ordinary shares issuable to Mr. Yimeng Shi upon vesting of restricted share units within 60 days after December 31, 2025.
  
  Note to Row 11: The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 380,572,660 outstanding ordinary shares (being the sum of 258,499,680 Class A ordinary shares and 122,072,980 Class B ordinary shares) of the Issuer outstanding as a single class as of December 31, 2025, assuming conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the shares beneficially owned represents 0.2% of the total outstanding voting power. The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer's outstanding Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2025. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to 15 votes per share on all matters submitted to them for a vote.

## Item 1. Issuer
Name of issuer: UCLOUDLINK GROUP INC.
Address of issuer's principal executive offices: Unit 2214-Rm1, 22/F, Mira Place Tower A, 132 Nathan Road, Tsim Sha Tsui, Kowloon, Hong Kong

## Item 2. Person Filing
Name of person filing:
MediaPlay Limited
Brilliant Topaz Holding Limited
Chen Family Evergreen Trust
Chaohui Chen
AlphaGo Robot Limited
Bright Topaz Holding Limited
Harmony Peng Trust
Zhiping Peng
Wen Gao
Zhu Tan
Zhigang Du
Zhongqi Kuang
Shubao Pei
Xuesong Ren
Yimeng Shi
(collectively, the "Reporting Persons")

In July 2019, Issuer's founders and certain other members of management and beneficial owners of the Issuer, including Chaohui Chen, Zhiping Peng, Wen Gao, Zhu Tan, Zhigang Du, Zhongqi Kuang, Shubao Pei, Xuesong Ren and Yimeng Shi, entered into a voting agreement, which provides that they shall reach a consensus before exercising their voting rights with respect to the Issuer's shares. In the case of a tie, the parties to the voting agreement will vote again, and they will abide by the decision of which more than 60% of the number of parties vote in favor.

The voting agreement was terminated by mutual agreement of all parties thereto, effective December 30, 2025. As a result of the termination of the voting agreement, Wen Gao, Zhu Tan, Zhigang Du, Zhongqi Kuang, Shubao Pei, Xuesong Ren and Yimeng Shi are no longer members of any group reporting beneficial ownership of securities of the Issuer and none of them beneficially owns more than 5% of the outstanding shares of the Issuer. Accordingly, Wen Gao, Zhu Tan, Zhigang Du, Zhongqi Kuang, Shubao Pei, Xuesong Ren and Yimeng Shi shall cease to be Reporting Persons immediately after the filing of this Amendment No. 5. MediaPlay Limited, Brilliant Topaz Holding Limited, Chen Family Evergreen Trust and Chaohui Chen, on the one hand, and AlphaGo Robot Limited, Bright Topaz Holding Limited, Harmony Peng Trust and Zhiping Peng, on the other hand, will continue to file separate statements on Schedule 13G with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.
Address of principal business office or, if none, residence:
MediaPlay Limited
Luna Tower, Waterfront Drive, Road Town, Tortola VG1110, British Virgin Islands

Brilliant Topaz Holding Limited
Luna Tower, Waterfront Drive, Road Town, Tortola VG1110, British Virgin Islands

Chen Family Evergreen Trust
Cantrust (Far East) Limited as trustee
Luna Tower, Waterfront Drive, Road Town, Tortola VG1110, British Virgin Islands

Chaohui Chen
Unit 2214-Rm1, 22/F, Mira Place Tower A, 132 Nathan Road, Tsim Sha Tsui, Kowloon, Hong Kong

AlphaGo Robot Limited
Luna Tower, Waterfront Drive, Road Town, Tortola VG1110, British Virgin Islands

Bright Topaz Holding Limited
Luna Tower, Waterfront Drive, Road Town, Tortola VG1110, British Virgin Islands

Harmony Peng Trust
Cantrust (Far East) Limited as trustee
Luna Tower, Waterfront Drive, Road Town, Tortola VG1110, British Virgin Islands

Zhiping Peng
Unit 2214-Rm1, 22/F, Mira Place Tower A, 132 Nathan Road, Tsim Sha Tsui, Kowloon, Hong Kong

Wen Gao
Unit 2214-Rm1, 22/F, Mira Place Tower A, 132 Nathan Road, Tsim Sha Tsui, Kowloon, Hong Kong

Zhu Tan
Unit 2214-Rm1, 22/F, Mira Place Tower A, 132 Nathan Road, Tsim Sha Tsui, Kowloon, Hong Kong

Zhigang Du
Unit 2214-Rm1, 22/F, Mira Place Tower A, 132 Nathan Road, Tsim Sha Tsui, Kowloon, Hong Kong

Zhongqi Kuang
Unit 2214-Rm1, 22/F, Mira Place Tower A, 132 Nathan Road, Tsim Sha Tsui, Kowloon, Hong Kong

Shubao Pei
Unit 2214-Rm1, 22/F, Mira Place Tower A, 132 Nathan Road, Tsim Sha Tsui, Kowloon, Hong Kong

Xuesong Ren
14 Brackendale way, Reading, UK. RG6 1DZ

Yimeng Shi
Unit 2214-Rm1, 22/F, Mira Place Tower A, 132 Nathan Road, Tsim Sha Tsui, Kowloon, Hong Kong
Citizenship:
MediaPlay Limited - British Virgin Islands
Brilliant Topaz Holding Limited - British Virgin Islands
Chen Family Evergreen Trust - Guernsey
Chaohui Chen - People's Republic of China
AlphaGo Robot Limited - British Virgin Islands
Bright Topaz Holding Limited - British Virgin Islands
Harmony Peng Trust - Guernsey
Zhiping Peng - People's Republic of China
Wen Gao - People's Republic of China
Zhu Tan - People's Republic of China
Zhigang Du - People's Republic of China
Zhongqi Kuang - People's Republic of China
Shubao Pei - People's Republic of China
Xuesong Ren - People's Republic of China
Yimeng Shi - People's Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
MediaPlay Limited* -- 61,346,560
Brilliant Topaz Holding Limited* -- 61,346,560
Chen Family Evergreen Trust* -- 61,346,560
Chaohui Chen* -- 76,912,480
AlphaGo Robot Limited* -- 60,726,420
Bright Topaz Holding Limited* -- 60,726,420
Harmony Peng Trust* -- 60,726,420
Zhiping Peng* -- 74,251,910
Wen Gao* -- 13,032,420
Zhu Tan* -- 9,474,980
Zhigang Du* -- 4,806,320
Zhongqi Kuang* -- 2,120,810
Shubao Pei* -- 4,703,040
Xuesong Ren* -- 6,341,240
Yimeng Shi* -- 5,118,210

The Note to Rows 5 to 9 in each of the Reporting Persons' respective cover page which relates to the beneficial ownership of the securities of the Issuer as of December 31, 2025 are incorporated herein by reference.

* In July 2019, Issuer's founders and certain other members of management and beneficial owners of the Issuer, including Chaohui Chen, Zhiping Peng, Wen Gao, Zhu Tan, Zhigang Du, Zhongqi Kuang, Shubao Pei, Xuesong Ren and Yimeng Shi, entered into a voting agreement, which provides that they shall reach a consensus before exercising their voting rights with respect to the Issuer's shares. In the case of a tie, the parties to the voting agreement will vote again, and they will abide by the decision of which more than 60% of the number of parties vote in favor.

The voting agreement was terminated by mutual agreement of all parties thereto, effective December 30, 2025.
Percent of class:
MediaPlay Limited -- 16.1%, representing 44.0% of the total outstanding voting power
Brilliant Topaz Holding Limited -- 16.1%, representing 44.0% of the total outstanding voting power
Chen Family Evergreen Trust -- 16.1%, representing 44.0% of the total outstanding voting power
Chaohui Chen -- 20.2%, representing 44.8% of the total outstanding voting power
AlphaGo Robot Limited -- 16.0%, representing 43.6% of the total outstanding voting power
Bright Topaz Holding Limited -- 16.0%, representing 43.6% of the total outstanding voting power
Harmony Peng Trust -- 16.0%, representing 43.6% of the total outstanding voting power
Zhiping Peng -- 19.5%, representing 44.2% of the total outstanding voting power
Wen Gao -- 3.4%, representing 0.6% of the total outstanding voting power
Zhu Tan -- 2.5%, representing 0.5% of the total outstanding voting power
Zhigang Du -- 1.3%, representing 0.2% of the total outstanding voting power
Zhongqi Kuang -- 0.6%, representing 0.1% of the total outstanding voting power
Shubao Pei -- 1.2%, representing 0.2% of the total outstanding voting power
Xuesong Ren -- 1.7%, representing 0.3% of the total outstanding voting power
Yimeng Shi -- 1.3%, representing 0.2% of the total outstanding voting power

The Note to Row 11 in each of the Reporting Persons' respective cover page which relates to the percentage of class of securities beneficially owned by each Reporting Person as of December 31, 2025 are incorporated herein by reference.

The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 380,572,660 outstanding ordinary shares (being the sum of 258,499,680 Class A ordinary shares and 122,072,980 Class B ordinary shares) of the Issuer outstanding as a single class as of December 31, 2025, assuming conversion of all Class B ordinary shares into Class A ordinary shares. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer's outstanding Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2025. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to 15 votes per share on all matters submitted to them for a vote.
Sole power to vote or to direct the vote:
MediaPlay Limited -- 61,346,560
Brilliant Topaz Holding Limited -- 61,346,560
Chen Family Evergreen Trust -- 61,346,560
Chaohui Chen -- 76,912,480
AlphaGo Robot Limited -- 60,726,420
Bright Topaz Holding Limited -- 60,726,420
Harmony Peng Trust -- 60,726,420
Zhiping Peng -- 74,251,910
Wen Gao -- 13,032,420
Zhu Tan -- 9,474,980
Zhigang Du -- 4,806,320
Zhongqi Kuang -- 2,120,810
Shubao Pei -- 4,703,040
Xuesong Ren -- 6,341,240
Yimeng Shi -- 5,118,210

The Note to Rows 5 to 9 in each of the Reporting Persons' respective cover page which relates to the beneficial ownership of the securities of the Issuer as of December 31, 2025 are incorporated herein by reference.
Shared power to vote or to direct the vote:
MediaPlay Limited -- 0
Brilliant Topaz Holding Limited -- 0
Chen Family Evergreen Trust -- 0
Chaohui Chen -- 0
AlphaGo Robot Limited -- 0
Bright Topaz Holding Limited -- 0
Harmony Peng Trust -- 0
Zhiping Peng -- 0
Wen Gao -- 0
Zhu Tan -- 0
Zhigang Du -- 0
Zhongqi Kuang -- 0
Shubao Pei -- 0
Xuesong Ren -- 0
Yimeng Shi -- 0
Sole power to dispose or to direct the disposition:
MediaPlay Limited -- 61,346,560
Brilliant Topaz Holding Limited -- 61,346,560
Chen Family Evergreen Trust -- 61,346,560
Chaohui Chen -- 69,001,320
AlphaGo Robot Limited -- 60,726,420
Bright Topaz Holding Limited -- 60,726,420
Harmony Peng Trust -- 60,726,420
Zhiping Peng -- 69,320,410
Wen Gao -- 13,032,420
Zhu Tan -- 9,474,980
Zhigang Du -- 4,806,320
Zhongqi Kuang -- 2,120,810
Shubao Pei -- 4,703,040
Xuesong Ren -- 6,341,240
Yimeng Shi -- 5,118,210

The Note to Rows 5 to 9 in each of the Reporting Persons' respective cover page which relates to the beneficial ownership of the securities of the Issuer as of December 31, 2025 are incorporated herein by reference.
Shared power to dispose or to direct the disposition:
MediaPlay Limited -- 0
Brilliant Topaz Holding Limited -- 0
Chen Family Evergreen Trust -- 0
Chaohui Chen -- 0
AlphaGo Robot Limited -- 0
Bright Topaz Holding Limited -- 0
Harmony Peng Trust -- 0
Zhiping Peng -- 0
Wen Gao -- 0
Zhu Tan -- 0
Zhigang Du -- 0
Zhongqi Kuang -- 0
Shubao Pei -- 0
Xuesong Ren -- 0
Yimeng Shi -- 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: See Item 2.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 -- Joint Filing Agreement (incorporated by reference to Exhibit 99.1 of the Schedule 13G/A filed by the Reporting Persons on February 12, 2025)

## Signatures
- MediaPlay Limited: /s/ Chaohui Chen, Chaohui Chen, Director (02/11/2026)
- Brilliant Topaz Holding Limited: /s/ Kimika Strachan Knowles and Rashada Robinson, Kimika Strachan Knowles and Rashada Robinson, Authorized Signatories For and on behalf of Rustem Limited Director (02/11/2026)
- Chen Family Evergreen Trust: /s/ Kimika Strachan Knowles and Rashada Robinson, Kimika Strachan Knowles and Rashada Robinson, Authorized Signatories For and on behalf of Cantrust (Far East) Limited Trustee (02/11/2026)
- Chaohui Chen: /s/ Chaohui Chen, Chaohui Chen (02/11/2026)
- AlphaGo Robot Limited: /s/ Zhiping Peng, Zhiping Peng, Director (02/11/2026)
- Bright Topaz Holding Limited: /s/ Kimika Strachan Knowles and Rashada Robinson, Kimika Strachan Knowles and Rashada Robinson, Authorized Signatories For and on behalf of Rustem Limited Director (02/11/2026)
- Harmony Peng Trust: /s/ Kimika Strachan Knowles and Rashada Robinson, Kimika Strachan Knowles and Rashada Robinson, Authorized Signatories For and on behalf of Cantrust (Far East) Limited Trustee (02/11/2026)
- Zhiping Peng: /s/ Zhiping Peng, Zhiping Peng (02/11/2026)
- Wen Gao: /s/ Wen Gao, Wen Gao (02/11/2026)
- Zhu Tan: /s/ Zhu Tan, Zhu Tan (02/11/2026)
- Zhigang Du: /s/ Zhigang Du, Zhigang Du (02/11/2026)
- Zhongqi Kuang: /s/ Zhongqi Kuang, Zhongqi Kuang (02/11/2026)
- Shubao Pei: /s/ Shubao Pei, Shubao Pei (02/11/2026)
- Xuesong Ren: /s/ Xuesong Ren, Xuesong Ren (02/11/2026)
- Yimeng Shi: /s/ Yimeng Shi, Yimeng Shi (02/11/2026)